EXHIBIT 17.1

                                  VIA FACSIMILE

DATE:  December 19, 2003

TO:    GolfGear International, Inc

ATTN: John Pierandozzi, President/COO; Peter H. Pocklington, Chairman, and all Directors

FROM:  Don Anderson:

Dear Mr. Pierandozzi:

     This notice supplements my notice of resignation as a director which I faxed to you yesterday at approximately 5:30 p.m. and personally delivered to GGI's Huntington Beach office last evening at about 7:30 p.m.

     This is to notify you that I am also resigning as Chief Executive Officer of GGI and its subsidiaries, effective immediately upon the fax transmission of this message.

     My decision to resign as CEO is for the same reasons I explained in my notice faxed to you yesterday. GGI has breached my employment contract, defamed me, and wrongfully discharged me in violation of public policy in retaliation for my good faith efforts to assure that its public filings were in full compliance with the law and the actions of its officers and directors proper and lawful.

     To be more specific as to GGI's public filings, I continue to believe that GGI is required under Regulation S-B, Item 401(d)1, enacted by the Securities Exchange Commission, and by the 1934 Act and the Sarbanes-Oxley Act of 2002, to disclose the prior bankruptcies of four of Mr. Pocklington's companies.

     I also believe the wholesale changes in GGI's Board as a result of the resignations of four of its seven directors with a period of about four weeks last Summer should have been publicly disclosed.

     None of these disclosures have yet been made.

     Please make certain that each of the company's directors receive a copy of this notice and of my notice faxed to you yesterday.

     I hereby request that this letter be publicly disclosed pursuant to the rules and regulations of the Securities and Exchange Commission.

                                        Very truly yours,


                                        /s/ Donald A. Anderson
                                        DONALD A. ANDERSON